CUSIP NO. 293904108	13G	PAGE 1 OF 11

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)
______________
* The  remainder  of this cover  page  shall be filled  out for a reporting person's  initial  filing on this  form  with  respect  to the  subject class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information  required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act (however,  see the Notes.)

CUSIP NO. 293904108	13G	PAGE 2 OF 11

1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

The Baupost Group, L.L.C., 04-3402144

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)
(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.	WITH SOLE VOTING POWER

0

6.	WITH SHARED VOTING POWER

9,000,878

7.	WITH SOLE DISPOSITIVE POWER

0

8.	WITH SHARED DISPOSITIVE POWER

9,000,878

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000,878

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.64%

12.	TYPE OF REPORTING PERSON *

IA

CUSIP NO. 293904108	13G	PAGE 3 OF 11

1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Baupost Value Partners, L.P. – IV, 26-2208448

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)
(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.	WITH SOLE VOTING POWER

0

6.	WITH SHARED VOTING POWER

3,613,804

7.	WITH SOLE DISPOSITIVE POWER

0

8.	WITH SHARED DISPOSITIVE POWER

3,613,804

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,613,804

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.48%

12.	TYPE OF REPORTING PERSON *

PN

CUSIP NO. 293904108	13G	PAGE 4 OF 11

1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

SAK Corporation, 04-3334541

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.	WITH SOLE VOTING POWER

0

6.	WITH SHARED VOTING POWER

9,000,878

7.	WITH SOLE DISPOSITIVE POWER

0

8.	WITH SHARED DISPOSITIVE POWER

9,000,878

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000,878

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.64%

12.	TYPE OF REPORTING PERSON *

HC

CUSIP NO. 293904108	13G	PAGE 5 OF 11

1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Seth A. Klarman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)
(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.	WITH SOLE VOTING POWER

0

6.	WITH SHARED VOTING POWER

9,000,878

7.	WITH SOLE DISPOSITIVE POWER

0

8.	WITH SHARED DISPOSITIVE POWER

9,000,878

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000,878

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.64%

12.	TYPE OF REPORTING PERSON *

HC

CUSIP NO. 293904108	13G	PAGE 6 OF 11

Item 1 (a) Name of Issuer:

Enzon Pharmaceuticals, Inc.

1(b) Address of Issuer's Principal Executive Offices:

20 Kingsbridge Road, Piscataway, NJ 08854

Item 2 (a) Name of Person Filing:

(1)	The Baupost Group, L.L.C.
(2)	Baupost Value Partners, L.P. - IV
(3)	SAK Corporation
(4)	Seth A. Klarman

2(b) Address of Principal Business Offices or, if none, Residence:

(1)	The Baupost Group, L.L.C.
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116

(2)	Baupost Value Partners, L.P. - IV
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116

(3)	SAK Corporation
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116

(4)	Seth A. Klarman
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116

2(c) Citizenship:

(1)	Commonwealth of Massachusetts
(2)	State of Delaware
(3)	Commonwealth of Massachusetts
(4)	United States of America

2(d) Title of Class of Securities:

Common Stock

2(e) CUSIP Number:

293904108

CUSIP NO. 293904108	13G	PAGE 7 OF 11

Item 3 If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]An investment advisor in accordance with S240.13d-1(b)(1)(ii)(E).

(f)	[ ]An employee benefit plan or endowment fund in accordance with S240.13d-1(b)(1)(ii)(F).

(g)	[X]A parent holding company or control person in accordance with S240.13d-1(b)(ii)(G).

(h)	[ ]A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U. S.C. 80a-3).

(j)	[ ]Group, in accordance with S240.13d-1(b)(1)(ii)(J).

Item 4 Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: (as of December 31, 2011)

(1)	The Baupost Group, L.L.C.: 9,000,878

(2)	Baupost Value Partners, L.P. - IV 3,613,804

(2)	SAK Corporation: 9,000,878

(3)	Seth A. Klarman: 9,000,878

CUSIP NO. 293904108	13G	PAGE 8 OF 11

(b)	Percent of Class:

(1)	The Baupost Group, L.L.C.: 18.64%

(2)     Baupost Value Partners, L.P. – IV: 7.48%

(3)	SAK Corporation: 18.64%

(4)	Seth A. Klarman: 18.64%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

---0

(ii)	shared power to vote or to direct the vote

(1)	The Baupost Group, L.L.C.: 9,000,878

(2)	Baupost Value Partners, L.P. - IV 3,613,804

(2)	SAK Corporation: 9,000,878

(3)	Seth A. Klarman: 9,000,878

(iii)	sole power to dispose or to direct the disposition of

---0

(iv)	shared power to dispose or to direct the disposition of

(1)	The Baupost Group, L.L.C.: 9,000,878

(2)	Baupost Value Partners, L.P. - IV 3,613,804

(2)	SAK Corporation: 9,000,878

(3)	Seth A. Klarman: 9,000,878

Instruction:  For computations regarding securities which represent a right to acquire an underlying security seess.240.13d-3(d)(1).

CUSIP NO. 293904108	13G	PAGE 9 OF 11

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction: Dissolution of a group requires a response to this item.

Item 6 Ownership of More than Five Percent on behalf of Another Person:

              This  statement  on Schedule  13G is being  jointly  filed by The Baupost Group, L.L.C. ("Baupost"),  Baupost Value Partners, L.P.-IV, SAK Corporation and Seth A.  Klarman.  Baupost is a  registered  investment  adviser  and acts as an investment   adviser  and  general   partner  to  certain   investment   limited partnerships,  including Baupost Value Partners, L.P.- IV. SAK Corporation is the Manager of Baupost.  Mr.  Klarman,  as the sole director and sole officer of SAK Corporation  and a  controlling  person  of  Baupost,  may  be  deemed  to  have beneficial  ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities  beneficially  owned by Baupost.  Securities  reported on this statement  on  Schedule  13G as  being  beneficially  owned by  Baupost  include securities  purchased  on behalf of  various  investment  limited  partnerships, including Baupost Value Partners, L.P.-IV.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being  Reported on By the Parent Holding Company:

See attached Exhibit A

Item 8 Identification and Classification of members of the Group:

N/A

Item 9 Notice of Dissolution of Group:

N/A

CUSIP NO. 293904108	13G	PAGE 10 OF 11

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012
Date

THE BAUPOST GROUP, L.L.C.

By:	/s/ Seth A. Klarman__________________________
Seth A. Klarman
President

BAUPOST VALUE PARTNERS, L.P. – IV

By: The Baupost Group, L.L.C., its
        managing general partner

By:	/s/ Seth A. Klarman_________________________
Seth A. Klarman
President

SAK CORPORATION

By:	/s/ Seth A. Klarman__________________________
Seth A. Klarman
President

SETH A. KLARMAN

By:	/s/ Seth A. Klarman__________________________
Seth A. Klarman

CUSIP NO. 293904108	13G	PAGE 11 OF 11

EXHIBIT A

Item 3 & Item 7

(1)	The Baupost Group, L.L.C. IA

(2)	Baupost Value Partners, L.P. – IV PN

(3)	SAK Corporation HC

(4)	Seth A. Klarman HC

              This  statement  on Schedule  13G is being  jointly  filed by The Baupost Group, L.L.C. ("Baupost"),  Baupost Value Partners, L.P.-IV, SAK Corporation and Seth A.  Klarman.  Baupost is a  registered  investment  adviser  and acts as an investment   adviser  and  general   partner  to  certain   investment   limited partnerships,  including Baupost Value Partners, L.P. - IV. SAK Corporation is the Manager of Baupost.  Mr.  Klarman,  as the sole director and sole officer of SAK Corporation  and a  controlling  person  of  Baupost,  may  be  deemed  to  have beneficial  ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities  beneficially  owned by Baupost.  Securities  reported on this statement  on  Schedule  13G as  being  beneficially  owned by  Baupost  include securities  purchased  on behalf of  various  investment  limited  partnerships, including Baupost Value Partners, L.P.-IV.

Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this Schedule 13G shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 the beneficial owner of any securities covered by this Schedule 13G, and further disclaim beneficial ownership of the securities that are the subject of this filing, except to the extent of their pecuniary interest therein.